Exhibit 99.7

PRESS RELEASE

Nigeria: TotalEnergies makes oil and gas discovery
in offshore OML 102

Paris, June 13, 2023 –TotalEnergies announces the Ntokon oil and gas discovery on OML102 offshore Nigeria.

Located in shallow waters, 60 km off the southeast coast of Nigeria, the Ntokon-1AX discovery well encountered 38 meters of net oil pay and 15 meters of net gas pay, while its side-track Ntokon-1G1 encountered 73 meters of net oil pay, in well-developed and excellent quality reservoirs. Ntokon-1G1 tested successfully up to a maximum rate of about 5,000 barrels per day of 40° API oil.

Located 20 km from the Ofon field facilities on OML102, Ntokon is planned to be developed through a tie-back to these existing facilities.

“The Ntokon discovery opens a promising outlook for a new tie-back development”, said Nicolas Terraz, President, Exploration & Production at TotalEnergies. “After the start-up of production of the Ikike tie-back on OML99 in 2022, this new success in the area further demonstrates the potential of nearby exploration to create value within our low cost, low emission strategy”.

OML 102 is operated by TotalEnergies EP Nigeria with a 40% interest, alongside partner NNPC Ltd with the remaining 60%.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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